Consent of Expert

Scott Jones, P.Eng.
1020 – 800 West Pender Street
Vancouver, BC V6C 2V6

US Securities and Exchange Commission

Re: Taseko Mines Limited Form on 40F for the fiscal year ended September 30, 2007

I, Scott Jones, P.Eng., hereby certify that I have read the disclosure in connection with the Prosperity property contained within the subject 40-F and hereby consent to the reference to myself as the named expert in the disclosure of the 40-F for Taseko Mines Limited.

Dated this 27 day of December, 2007

Scott Jones, P.Eng.